SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BGS ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G1082J100
(CUSIP Number of Class of Securities)

Cesar Baez
c/o BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, FL 33141
(305) 866-1102
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$8,449,479.15	$1,152.51

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 832,461 ordinary shares of BGS Acquisition Corp., no par value, at the tender offer price of $10.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,152.51	Filing Party: BGS Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2013, as amended by Amendment No. 1 thereto filed with the SEC on November 5, 2013 and as further amended by Amendment No. 2 thereto filed with the SEC on November 19, 2013 and Amendment No. 3 thereto filed with the SEC on November 22, 2013 (the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 4, relates to the Company’s offer to purchase for cash up to 832,461 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.15 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $8,449,479.15. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated November 4, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).  The Offer was terminated on November 27, 2013 because the terms and conditions of the Offer were not satisfied inasmuch as the number of Ordinary Shares that were validly tendered and not properly withdrawn as of the previously announced Expiration Date of November 26, 2013 was in excess of the maximum number of shares that BGS could accept for purchase in satisfaction of the Maximum Tender Condition.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and 11.

On November 27, 2013, BGS terminated the Offer.  BGS terminated the Offer because the terms and conditions of each of the Offer and the Merger Agreement were not satisfied.  The Offer was scheduled to expire at 5:00 p.m., New York City time, on November 26, 2013.  As of the Expiration Date, 1,709,620 Ordinary Shares were validly tendered and not properly withdrawn, which amount was in excess of the maximum number of Ordinary Shares that BGS could accept for purchase in satisfaction of the Maximum Tender Condition, and the Offer was terminated.

BGS intends to terminate the Merger Agreement and will not consummate the Redomestication or the Transaction Merger and, beginning on November 27, 2013: (i) the trustee of the Trust Account will commence the process to distribute the Trust Account, in accordance with the trust agreement, pro rata to the BGS public shareholders by way of redemption and (ii) BGS will cease all operations except for the purposes of any winding up of its affairs.

No Ordinary Shares were purchased by BGS pursuant to the Offer and all Ordinary Shares previously tendered and not withdrawn will be promptly returned.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer
Date:   November 27, 2013